Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Origin Bancorp, Inc. (the Company) on Form S-8 (No. 333-226115, 333-255879 and 333-266440) and Form S-3 (No. 333-268122) of our reports, dated February 22, 2023, on our audits of the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 22, 2023, on our audit of the internal control over financial reporting of Origin Bancorp, Inc. as of December 31, 2022, which is included in the Annual Report on Form 10-K.

FORVIS, LLP (Formerly BKD, LLP)

Little Rock, Arkansas
February 22, 2023